EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Six months ended June 30, 2003	Twelve months ended December 31,
		2002	2001	2000	1999	1998
Fixed charges computation:
Interest expense	$33.1	$96.6	$260.0	$363.0	$189.6	$—
Portion of rent expense representative of an interest factor (a)	42.6	99.3	71.5	30.4	101.3	75.6

Total fixed charges	$75.7	$195.9	$331.5	$393.4	$290.9	$75.6

Earnings computation:
Loss before equity in losses of affiliates per consolidated statement of operations	$(25,628.7)	$(45,209.1)	$(69,831.2)	$(83,914.7)	$(31,997.6)	$(9,616.0)
Add:
Fixed charges	75.7	195.9	331.5	393.4	290.9	75.6

	$(25,553.0)	$(45,013.2)	$(69,499.7)	$(83,521.3)	$(31,706.7)	$(9,540.4)

Ratio of earnings to fixed charges (b)	—	—	—	—	—	—

(a)	The interest factor was calculated to be twenty percent (20%) of rental expense under operating leases and is considered to be a representative interest factor.
(b)	For the six months ended June 30, 2003 and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, our earnings were insufficient to cover our fixed charges by approximately $25,628,700, $45,209,100, $69,831,200, $83,914,700, $31,997,600 and $9,616,000, respectively.